                                                               EXHIBIT 99.(A)(7)

  GBC Bancorp Announces Dutch Auction Self-Tender Offer for Up to 2 Million
                      Shares; Status of Non-Accrual Loan

  LOS ANGELES--(BUSINESS WIRE)--June 11, 1999--GBC Bancorp (Nasdaq:GBCB) today announced that its board of directors has authorized a Dutch Auction self-tender offer for up to 2 million shares of the company's common stock, representing approximately 16% of its outstanding shares.

  The tender price range will be from $18 to $22 per share. The company's shares closed trading on Thursday at $18.

  The tender offer will be subjected to various terms and conditions described in offering materials to be distributed to shareholders next week. The company indicated it would use cash on hand and if necessary, a dividend to the company from its subsidiary, General Bank, to purchase the shares.

  Under the terms of the Dutch Auction offer, shareholders will be given the opportunity to specify prices within the company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, the company will determine a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the company-selected purchase price. All shares purchased will be at that determined price. If more than 2 million shares are tendered at or below the purchase price, there will be a proration.

  Li-Pei Wu, chairman and chief executive officer of the company, said, "We believe that our company's stock is undervalued at the present time, and that this repurchase is in the best interests of the company and is consistent with our long-term objective of increasing shareholder value."

  In addition, GBC Bancorp announced an update pertaining to a $12.6 million loan, which had been placed on non-accrual in November 1998. Subsequently, the borrower filed a Chapter 7 Bankruptcy. Recently, the bank has taken title to the real property collateral and is in negotiations to sell the property. While no transaction has been completed, it is hoped that a sale could be executed and closed early in the third quarter. It is also hoped that there will be no further material impact to earnings associated with this credit.

  GBC Bancorp is the parent company of General Bank, with total assets of $1.7 billion, operating 16 branches in California, as well as loan production offices in Seattle and New York.

  Certain statements contained herein, including, without limitation, statements containing the words "hoped," "anticipates," "expects" and words of similar import, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economics and business conditions in those areas in which the company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; and credit quality. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.